RECD S.E.C.
MAR 11 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 8, 2002

Usinor
(Translation of Registrant's Name Into English)

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

Immeuble "La Pacific"
11-13, Cours Valmy
92800 Puteaux
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Usinor's year 2001 results.

PADOCS01/142951.1

USINOR

2001 Results

The Board of Directors met under the chairmanship of Mr. Francis Mer on March 5, 2002 and reviewed the final consolidated accounts of the Group and approved the accounts of Usinor, the Group's parent company, for the 2001 financial year.

For the year ended December 31, 2001 the Group's net income was a loss of 720 million euro. This loss comprises non recurring extraordinary items amounting to 616 million euro.

Millions of euro	2000	2001
Net sales	15,733	14,523
Operating income	1,090	-38
Net income	759	-720
Earnings per share*	3.28	-3.09

* in euro.

Consolidated net sales are down to 14,523 million euro, from 15,733 million euro in 2000, or a decrease of 7.8% on a comparable basis. This total comprises 8,391 million euro for Flat Carbon Steels (52%), 3,759 million euro for Processing and Distribution (25%) and 3 305 millions euro for Stainless Steels, Alloys and Specialty Plates (23%).

In 2001, 27% of net sales were in France, 55% in Europe. The Unites States represented 8% and the rest of the world 10%.

Operating Income was negative by 38 million euro compared to 1,090 million euro in 2000. Flat Carbon steels contributed 134 million euro, Processing and Distribution 91 million euro, Stainless Steels, Alloys and Specialty Plates contributing negatively with a 175 million euro loss at operating level.

Cost of raw materials and an unfavourable evolution of euro/dollar parity are the major causes for the deep squeeze in operating margins for Flat Carbon Steels.

Drastic reduction of operating income for Stainless Steels is essentially due to a severe fall of selling prices on a worldwide basis which could be only partially offseted by an efficient cost reduction program.

One can add to these factors the continuous fall of selling prices and shipped volumes brought by the deterioration of economies which required very important voluntary production cuts : 4% for upstream activities and as much as 10% for downstream activities in the Flat Carbon Steels division.

Net Income was a loss of 720 million euro. This amount comprises non recurring losses essentially composed of a provision for restructuring at Cockerill Sambre (180 million) and write offs of certain assets in the stainless steel division (387 million).

Millions of euro	2000	2001
Net cash provided by operations	572	1,283
Capital expenditure	-719	-725
Financial investments net of disposals and others	144	54
Net debt	3,069	2,703
Net debt/equity*	0.54	0.59

**including minority interests*

Improvement of net cash provided by operations reflects a continuous decrease of working capital requirements and more specifically of inventories. This improvement, mainly due to management efforts, results into a significant debt reduction.

Net debt at December 31, 2001 was 2,703 million euro compared to 3,069 million euro at December 31, 2000. The net debt/equity ratio, including minorities was 0.59 compared to 0.54 at December 31, 2000.

Prospects

After a continuous erosion of economies during the year 2001, accelerated by the September 11th events in the United States, some recent positive signals of recovery became visible in the North American continent. The speed of this recovery remains nevertheless uncertain but it is possible that a rebound of the American economy, even if moderate, could trigger a better orientation of growth for the year 2002. One can anticipate that after an inflexion, trends of steel end users perspectives could be reoriented giving a positive evolution to steel final demand during the second quarter. Destocking coming to an end, more specifically for flat carbon steels, an improvement of economies could lead to an increase of apparent consumption and consequently to the restoration of selling prices.

The Arcelor Group has been created on February 15, 2002, following the success of the three public share for share offers launched by Arcelor on the Aceralia, Arbed and Usinor groups. The success of the share for share offers reflects the former Aceralia, Arbed and Usinor shareholders' confidence in the new Group and its project. They thus give proof of their support to the will of the three founding companies to take part in the reconfiguration of the steel industry worldwide and to ensure steel's progress in Europe and in the world.

Paris, March 6, 2002

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Usinor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors consumer demand, steel prices, economic conditions and other factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Usinor has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USINOR

Date: March 8, 2002

By: ________________________

Name: Robert Hudry

Title: Senior Executive Vice President